NEXA RESOURCES S.A. REPORTS VOTING RESULTS FROM ANNUAL GENERAL MEETING

Luxembourg, June 13, 2024 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE Symbol: “NEXA”) announces that the Annual General Meeting of the Shareholders was successfully held today at its registered office.

A total of 102,840,007 shares were voted at the Annual General Meeting of the Shareholders, representing 77.65% of the overall votes attached to outstanding shares.

Shareholders voted in favor of all proposed resolutions, as follows:

Resolution - AGM	% For	% Withheld
Elect Board members:
Jaime Ardila	98.76%	0.24%
Gianfranco Castagnola	99.89%	0.11%
Daniella Elena Dimitrov	100.00%	0.00%
Luis Ermírio de Moraes	98.76%	0.24%
Hilmar Rode	100.00%	0.00%
Edward Ruiz	100.00%	0.00%
Jane Sadowsky	99.77%	0.23%
João Henrique Batista de Souza Schmidt	99.89%	0.11%
Elect one new Board member:
Paulo Macedo	99.89%	0.11%
Appointment of the statutory auditor:
PricewaterhouseCoopers LLP	91.45%	8.55%
Annual Accounts 2023	100.00%	0.00%
Consolidated financial statements 2023	100.00%	0.00%
Confirm the share premium reimbursement and carry forward the loss for 2023	100.00%	0.00%
Discharge Board members	96.64%	3.36%
Remuneration of Board members	99.99%	0.01%

Mentioned percentages do not consider abstention votes, excluded from the calculation of votes cast.

Following the votes, the Annual General Meeting approved the appointment of Mr. Paulo Macedo as director of the Company for a term starting as of June 13, 2024, and ending at the 2026 annual general meeting of the shareholders. Mr. Macedo will bring years of experience in private equity, M&A, investment banking and capital markets. Mr. Macedo is co-founder and partner of 4x4 Capital, a New York based private equity firm and serves as board observer of 1440 Foods, as well as a board member of Hejoassu, the ownership board of Votorantim. Mr. Macedo earned his master’s degree from Stanford University and received his M.S. and B.S. in engineering from École Nationale des Ponts et Chaussées, France, and Escola Politécnica of Universidade de São Paulo, Brazil.

Mr. Diego Hernandez and Mr. Eduardo Borges de Andrade Filho, members of our Board of Directors who served as chairs of the sustainability and capital projects committee and compensation, nominating and governance committee, respectively, ended their respective mandates, effective June 13, 2024. Jaime Ardila, Chair of Nexa, commented, “On behalf of everyone at Nexa, we would like to express our gratitude to Diego and Eduardo for their dedication and commitment to the success of Nexa. Since 2016, their contributions, expertise and insights guided the Company through many challenges and opportunities. We wish them success in their future endeavors”.

Detailed voting results are also available on EDGAR www.sec.gov and SEDAR www.sedarplus.ca.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates four long-life mines, three of which are located in the Central Andes region of Peru, and one of which is located in the state of Minas Gerais in Brazil. Nexa is ramping up Aripuanã, its fifth mine, in the state of Mato Grosso in Brazil. Nexa also currently owns and operates three smelters, two of which are located in the state of Minas Gerais in Brazil, and one of which is located in Cajamarquilla, Peru, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2023 and one of the top five metallic zinc producers worldwide in 2023, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). Forward-looking statements contained in this news release may include, but are not limited to, zinc and other metal prices and exchange rate assumptions, projected operating and capital costs, metal or mineral recoveries, head grades, mine life, production rates, and returns; the Company’s potential plans; the estimation of the tonnage, grade and content of deposits and the extent of mineral resource and mineral reserve estimates; timing of commencement of production; exploration potential and results; and the timing and receipt of necessary permits for future operations.

These statements are based on information currently available to the Company and the Company provides no assurance that actual results and future performance and achievements will meet or not differ from the expectations of management or qualified persons. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation,

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weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental, or other risks that could materially affect the potential development of the Project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresouces.com

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